| Estimated Use of Funds | | Date | Key Milestones |
|---|---|---|---|
| **LAND ACQUISITION COSTS** | | Dec-24 | 1st Eco-Village Location Found/Land Option Purchased |
| Land Acqusition Cost | $100,000 | Jan-25 | Land Survey Conducted |
| | | Jan-25 | Land purchased |
| **PRE-DEVELOPEMNT COSTS** | | Jan-25 | Utility Patent Acquired |
| Acquisition & Permit Fees | $15,000 | Feb-25 | Conceptual Drawings/Renderings Complete |
| Taxes & Insurance | $18,000 | Mar-25 | Permits Complete |
| Marketing | $20,000 | Mar-25 | Patent License Sales Begin |
| | | Apr-25 | Lots go on Sale |
| **PROFESSIONAL FEES** | | Apr-25 | Break Ground - Sitework and Infrastructure Begins |
| Legal | $20,000 | May-25 | NEIGHBR Software Sales Begin |
| Architect | $30,000 | May-25 | Construction Underway |
| Civil Engineering | $20,000 | Jun-25 | Construction Underway |
| Septic Engineering | $20,000 | Jul-25 | Construction Underway |
| Survey | $15,000 | Aug-25 | Construction Underway |
| Soils Testing and Analysis | $50,000 | Sep-25 | Construction Underway |
| Land Planning/Other Consultants | $30,000 | Oct-25 | Construction Underway |
| Accounting | $20,000 | Nov-25 | Construction Underway |
| Development Manager | $20,000 | Dec-25 | Eco-village 70% complete |
| | | Mar-26 | Eco-village 100% complete |
| **INITIAL CONSTRUCTION COSTS** | | | |
| Sitework and Infrastructure | $800,000 | | |
| **OTHER COSTS** | | | |
| Property Taxes | $2,500 | | |
| Owner's Liability Insurance | $5,000 | | |
| Furniture, Fixtures, Equipment | $50,000 | | |
| Total | $1,235,500 | | |

# NEIGHBR REVENUE PLAN

| | Jan-25 | Feb-25 | Mar-25 | Apr-25 | May-25 | Jun-25 | Jul-25 | Aug-25 | Sep-25 | Oct-25 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Eco-village Revenue (Residential)** | | | | | | | | | | |
| # of Eco-villages | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| # of Homes Sold per Eco-Village | 0 | 0 | 0 | 5 | 10 | 10 | 0 | 0 | 0 | 0 |
| Sales Price per Tiny Home | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 |
| # of Rental Units | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2 | 5 |
| Rent/month per Unit | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 |
| **Total Revenue** | $0 | $0 | $0 | $625,000 | $1,250,000 | $1,250,000 | $0 | $0 | $3,000 | $7,500 |
| | | | | | | | | | | |
| **Eco-village Revenue (Commercial)** | | | | | | | | | | |
| # of Commercial Leases per EV | 0 | 0 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 |
| Lease Price per Sq. Ft. | $3 | $3 | $3 | $3 | $3 | $3 | $3 | $3 | $3 | $3 |
| # of Leasing Sq. Ft. per Lease | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 |
| # of Tourism Visitors | 0 | 0 | 0 | 20 | 40 | 0 | 80 | 0 | 60 | 0 |
| Price per Tour Visitor | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 |
| Produce Sales | $0 | $0 | $0 | $0 | $4,500 | $4,500 | $4,500 | $4,500 | $4,500 | $4,500 |
| Event Sales | $0 | $0 | $0 | $0 | $5,000 | $10,000 | $10,000 | $10,000 | $10,000 | $10,000 |
| **Total Revenue** | $0 | $0 | $13,333 | $15,333 | $26,833 | $27,833 | $35,833 | $27,833 | $33,833 | $27,833 |
| | | | | | | | | | | |
| **Building Patent License Revenue** | | | | | | | | | | |
| # of Licenses Sold | 0 | 0 | 1 | 0 | 0 | 1 | 0 | 0 | 1 | 0 |
| License Fee | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 |
| Sales % License Fee | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% | 1.2% |
| Average Home Builder Company Sales | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 | $8,333,333 |
| Average % of Business Converted | 10% | 10% | 10% | 10% | 10% | 10% | 10% | 10% | 10% | 10% |
| **Total Revenue** | $0 | $0 | $16,250 | $0 | $0 | $16,250 | $0 | $0 | $16,250 | $0 |
| | | | | | | | | | | |
| **NEIGHBR Software Revenue** | | | | | | | | | | |
| # User Subscription Sold | 0 | 0 | 0 | 0 | 0 | 20 | 0 | 0 | 40 | 0 |
| Price per Subscription | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 | $100 |
| **Total Revenue** | $0 | $0 | $0 | $0 | $0 | $2,000 | $0 | $0 | $4,000 | $0 |
| | | | | | | | | | | |
| **Total Revenue** | $0 | $0 | $29,583 | $640,333 | $1,276,833 | $1,296,083 | $35,833 | $27,833 | $57,083 | $35,333 |

| | |
|---|---|
| Inputs (Can be adjusted) | |

# NEIGHBR REVENUE PL

| | Nov-25 | Dec-25 | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|---|---|
| **Eco-village Revenue (Residential)** | | | | | | | |
| # of Eco-villages | 1 | 1 | 1 | 2 | 4 | 8 | 16 |
| # of Homes Sold per Eco-Village | 0 | 0 | 25 | 25 | 25 | 25 | 25 |
| Sales Price per Tiny Home | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 | $125,000 |
| # of Rental Units | 5 | 5 | 5 | 5 | 5 | 5 | 5 |
| Rent/month per Unit | $1,500 | $1,500 | $1,500 | $18,000 | $18,000 | $18,000 | $18,000 |
| **Total Revenue** | **$7,500** | **$7,500** | **$3,150,500** | **$6,340,000** | **$12,590,000** | **$25,090,000** | **$50,090,000** |
| | | | | | | | |
| **Eco-village Revenue (Commercial)** | | | | | | | |
| # of Commercial Leases per EV | 4 | 4 | 4 | 4 | 4 | 4 | 4 |
| Lease Price per Sq. Ft. | $3 | $3 | $40 | $41 | $42 | $42 | $43 |
| # of Leasing Sq. Ft. per Lease | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 | 1,000 |
| # of Tourism Visitors | 200 | 200 | 600 | 600 | 1,200 | 2,400 | 4,800 |
| Price per Tour Visitor | $100 | $100 | $100 | $100 | $100 | $100 | $100 |
| Produce Sales | $4,500 | $4,500 | $36,000 | $54,000 | $54,000 | $54,000 | $54,000 |
| Event Sales | $10,000 | $10,000 | $75,000 | $90,000 | $90,000 | $90,000 | $90,000 |
| **Total Revenue** | **$47,833** | **$47,833** | **$304,333** | **$734,400** | **$1,721,856** | **$4,430,346** | **$12,755,026** |
| | | | | | | | |
| **Building Patent License Revenue** | | | | | | | |
| # of Licenses Sold | 0 | 1 | 4 | 8 | 16 | 32 | 64 |
| License Fee | $6,250 | $6,250 | $75,000 | $75,000 | $75,000 | $75,000 | $75,000 |
| Sales % License Fee | 1.2% | 1.2% | 1.2% | 1.32% | 1.45% | 1.60% | 1.76% |
| Average Home Builder Company Sales | $8,333,333 | $8,333,333 | $100,000,000 | $100,000,000 | $100,000,000 | $100,000,000 | $100,000,000 |
| Average % of Business Converted | 10% | 10% | 10% | 10% | 10% | 10% | 10% |
| **Total Revenue** | **$0** | **$16,250** | **$65,000** | **$1,656,000** | **$3,523,200** | **$7,511,040** | **$16,044,288** |
| | | | | | | | |
| **NEIGHBR Software Revenue** | | | | | | | |
| # User Subscription Sold | 0 | 80 | 140 | 188 | 234 | 293 | 366 |
| Price per Subscription | $100 | $100 | $100 | $1,200 | $1,200 | $1,200 | $1,200 |
| **Total Revenue** | **$0** | **$8,000** | **$14,000** | **$225,000** | **$281,250** | **$351,563** | **$439,453** |
| | | | | | | | |
| **Total Revenue** | **$55,333** | **$79,583** | **$3,533,833** | **$8,955,400** | **$18,116,306** | **$37,382,949** | **$79,328,767** |

| | |
|---|---|
| | Inputs (Can be adjusted) |

# NEIGHBR EXPENSES

| | Jan-25 | Feb-25 | Mar-25 | Apr-25 | May-25 | Jun-25 | Jul-25 | Aug-25 | Sep-25 | Oct-25 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Eco-village Expenses** | | | | | | | | | | |
| # of Eco-villages | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Property Management | $0 | $4,000 | $4,000 | $4,000 | $4,000 | $4,000 | $4,000 | $4,000 | $4,000 | $4,000 |
| Marketing/Adv. | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 |
| Renewable Energy Maintenance | $0 | $0 | $0 | $0 | $0 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 |
| Village Maintenance | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $1,500 | $3,000 | $3,000 | $3,000 | $3,000 |
| Utilities | $0 | $0 | $0 | $0 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 | $2,000 |
| Insurance/Taxes | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 |
| Community Programs/Resident Services | $0 | $0 | $0 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 | $2,500 |
| Waste Management | $0 | $0 | $0 | $0 | $500 | $500 | $500 | $500 | $500 | $500 |
| Water Management | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 |
| Legal and Professional Fees | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 |
| *New Eco-Village Start-Up Costs* | | | | | | | | | | |
| **Total Expenses** | **$7,100** | **$11,100** | **$11,100** | **$13,600** | **$16,100** | **$17,600** | **$19,100** | **$19,100** | **$19,100** | **$19,100** |
| | | | | | | | | | | |
| **Building Patent Expenses** | | | | | | | | | | |
| Sales Commission at 10% | $0 | $0 | $1,625 | $0 | $0 | $1,625 | $0 | $0 | $1,625 | $0 |
| Utility Patent Fee | $5,000 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| **Total Expenses** | **$5,000** | **$0** | **$1,625** | **$0** | **$0** | **$1,625** | **$0** | **$0** | **$1,625** | **$0** |
| | | | | | | | | | | |
| **NEIGHBR Software Expenes** | | | | | | | | | | |
| Developer Salaries | $0 | $0 | $0 | $0 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 | $5,000 |
| Marketing/Adv. | $0 | $500 | $500 | $500 | $1,000 | $1,000 | $1,000 | $1,000 | $1,000 | $1,000 |
| **Total Expenses** | **$0** | **$500** | **$500** | **$500** | **$6,000** | **$6,000** | **$6,000** | **$6,000** | **$6,000** | **$6,000** |
| | | | | | | | | | | |
| **Total Expenses** | **$12,100** | **$11,600** | **$13,225** | **$14,100** | **$22,100** | **$25,225** | **$25,100** | **$25,100** | **$26,725** | **$25,100** |

Inputs (Can be adjusted)

# NEIGHBR EXPENSES

| | Nov-25 | Dec-25 | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|---|---|
| **Eco-village Expenses** | | | | | | | |
| # of Eco-villages | 1 | 1 | 1 | 2 | 4 | 8 | 16 |
| Property Management | $4,000 | $4,000 | $44,000 | $48,000 | $48,000 | $48,000 | $48,000 |
| Marketing/Adv. | $2,000 | $2,000 | $24,000 | $24,000 | $24,000 | $24,000 | $24,000 |
| Renewable Energy Maintenance | $1,500 | $1,500 | $10,500 | $18,000 | $18,000 | $18,000 | $18,000 |
| Village Maintenance | $3,000 | $3,000 | $27,000 | $36,000 | $36,000 | $36,000 | $36,000 |
| Utilities | $2,000 | $2,000 | $16,000 | $24,000 | 24000 | 24000 | 24000 |
| Insurance/Taxes | $2,500 | $2,500 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 |
| Community Programs/Resident Services | $2,500 | $2,500 | $22,500 | $30,000 | $30,000 | $30,000 | $30,000 |
| Waste Management | $500 | $500 | $4,000 | $6,000 | $6,000 | $6,000 | $6,000 |
| Water Management | $600 | $600 | $7,200 | $7,200 | $7,200 | $7,200 | $7,200 |
| Legal and Professional Fees | $500 | $500 | $6,000 | $6,000 | $6,000 | $6,000 | $6,000 |
| *New Eco-Village Start-Up Costs* | | | | *$1,250,000* | *$1,250,000* | *$1,250,000* | *$1,250,000* |
| **Total Expenses** | **$19,100** | **$19,100** | **$191,200** | **$2,958,400** | **$5,916,800** | **$11,833,600** | **$23,667,200** |
| | | | | | | | |
| **Building Patent Expenses** | | | | | | | |
| Sales Commission at 10% | $0 | $1,625 | $6,500 | $165,600 | $352,320 | $751,104 | $1,604,429 |
| Utility Patent Fee | $0 | $0 | $5,000 | $0 | $0 | $0 | $0 |
| **Total Expenses** | **$0** | **$1,625** | **$11,500** | **$165,600** | **$352,320** | **$751,104** | **$1,604,429** |
| | | | | | | | |
| **NEIGHBR Software Expenes** | | | | | | | |
| Developer Salaries | $5,000 | $5,000 | $40,000 | $25,000 | $25,000 | $25,000 | $25,000 |
| Marketing/Adv. | $1,000 | $1,000 | $9,500 | $12,000 | $24,000 | $24,000 | $24,000 |
| **Total Expenses** | **$6,000** | **$6,000** | **$49,500** | **$37,000** | **$49,000** | **$49,000** | **$49,000** |
| | | | | | | | |
| **Total Expenses** | **$25,100** | **$26,725** | **$252,200** | **$3,161,000** | **$6,318,120** | **$12,633,704** | **$25,320,629** |

Inputs (Can be adjusted)

# NEIGHBR NET PROFIT

| | Jan-25 | Feb-25 | Mar-25 | Apr-25 | May-25 | Jun-25 | Jul-25 | Aug-25 | Sep-25 | Oct-25 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Eco-village Net Profit** | | | | | | | | | | |
| Revenue | $0 | $0 | $13,333 | $640,333 | $1,276,833 | $1,277,833 | $35,833 | $27,833 | $36,833 | $35,333 |
| Expenses | $7,100 | $11,100 | $11,100 | $13,600 | $16,100 | $17,600 | $19,100 | $19,100 | $19,100 | $19,100 |
| **Profit** | **-$7,100** | **-$11,100** | **$2,233** | **$626,733** | **$1,260,733** | **$1,260,233** | **$16,733** | **$8,733** | **$17,733** | **$16,233** |
| **Building Patent Net Profit** | | | | | | | | | | |
| Revenue | $0 | $0 | $16,250 | $0 | $0 | $16,250 | $0 | $0 | $16,250 | $0 |
| Expenses | $5,000 | $0 | $1,625 | $0 | $0 | $1,625 | $0 | $0 | $1,625 | $0 |
| **Profit** | **-$5,000** | **$0** | **$14,625** | **$0** | **$0** | **$14,625** | **$0** | **$0** | **$14,625** | **$0** |
| **NEIGHBR Software Net Profit** | | | | | | | | | | |
| Revenue | $0 | $0 | $0 | $0 | $0 | $2,000 | $0 | $0 | $4,000 | $0 |
| Expenses | $0 | $500 | $500 | $500 | $6,000 | $6,000 | $6,000 | $6,000 | $6,000 | $6,000 |
| **Profit** | **$0** | **-$500** | **-$500** | **-$500** | **-$6,000** | **-$4,000** | **-$6,000** | **-$6,000** | **-$2,000** | **-$6,000** |
| **Total Business** | | | | | | | | | | |
| Revenue | $0 | $0 | $29,583 | $640,333 | $1,276,833 | $1,296,083 | $35,833 | $27,833 | $57,083 | $35,333 |
| Expenses | $12,100 | $11,600 | $13,225 | $14,100 | $22,100 | $25,225 | $25,100 | $25,100 | $26,725 | $25,100 |
| **Profit** | **-$12,100** | **-$11,600** | **$16,358** | **$626,233** | **$1,254,733** | **$1,270,858** | **$10,733** | **$2,733** | **$30,358** | **$10,233** |

# NEIGHBR NET PROFIT

| | | Nov-25 | Dec-25 | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|---|---|---|
| **Eco-village Net Profit** | | | | | | | | |
| | Revenue | $55,333 | $55,333 | $3,454,833 | $7,074,400 | $14,311,856 | $29,520,346 | $62,845,026 |
| | Expenses | $19,100 | $19,100 | $191,200 | $2,958,400 | $5,916,800 | $11,833,600 | $23,667,200 |
| | **Profit** | **$36,233** | **$36,233** | **$3,263,633** | **$4,116,000** | **$8,395,056** | **$17,686,746** | **$39,177,826** |
| **Building Patent Net Profit** | | | | | | | | |
| | Revenue | $0 | $16,250 | $65,000 | $1,656,000 | $3,523,200 | $7,511,040 | $16,044,288 |
| | Expenses | $0 | $1,625 | $11,500 | $165,600 | $352,320 | $751,104 | $1,604,429 |
| | **Profit** | **$0** | **$14,625** | **$53,500** | **$1,490,400** | **$3,170,880** | **$6,759,936** | **$14,439,859** |
| **NEIGHBR Software Net Profit** | | | | | | | | |
| | Revenue | $0 | $8,000 | $14,000 | $225,000 | $281,250 | $351,563 | $439,453 |
| | Expenses | $6,000 | $6,000 | $49,500 | $37,000 | $49,000 | $49,000 | $49,000 |
| | **Profit** | **-$6,000** | **$2,000** | **-$35,500** | **$188,000** | **$232,250** | **$302,563** | **$390,453** |
| **Total Business** | | | | | | | | |
| | Revenue | $55,333 | $79,583 | $3,533,833 | $8,955,400 | $18,116,306 | $37,382,949 | $79,328,767 |
| | Expenses | $25,100 | $26,725 | $252,200 | $3,161,000 | $6,318,120 | $12,633,704 | $25,320,629 |
| | **Profit** | **$30,233** | **$52,858** | **$3,281,633** | **$5,794,400** | **$11,798,186** | **$24,749,245** | **$54,008,139** |